December 26, 2017

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Starwood Real Estate Income Trust, Inc.

Registration Statement on Form S-11

File No. 333-220997

Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Starwood Real Estate Income Trust, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 12:00 p.m. on December 27, 2017, or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

If you have any questions regarding the foregoing, please contact Jason Goode of Alston & Bird LLP, counsel to the Company, at (404) 881-7986.

Sincerely,

/s/ John P. McCarthy, Jr.
John P. McCarthy, Jr. Chief Executive Officer and President

cc:	Ms. Rosemarie A. Thurston, Alston & Bird LLP

Mr. Jason W. Goode, Alston & Bird LLP